September 20, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 1, 2013
Form 10-Q for the Fiscal Quarter Ended April 30, 2013
Filed June 10, 2013
File No. 000-22754

Dear Ms. Jenkins:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “SEC”) made in its letter to the Company dated August 29, 2013 with respect to the Staff’s review of the Company’s Form 10-K and Form 10-Q referenced above. For your convenience, we have repeated below in bold type the specific comment that the SEC made and have set forth the response of the Company immediately below the comment.

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1.

We note your response to our comment in the letter dated July 29, 2013 and understand that you do not plan to quantify the effects that your direct-to-consumer sales have on comparable net sales due to the integration of your store and direct-to-consumer channels and the development of your “omni-channel” capabilities over the last few years. However, we note that you continue to attribute changes in your revenues to movements in each of the separate channels in your discussion of your results of operations at page 20 and further emphasize the growth in your direct-to-consumer channel in statements made in your first and second quarter earnings calls. For example, we note in your second quarter earnings conference call you reported that “both retail channels showed positive comp sales growth with the direct-to-consumer channel continuing to go at a much faster rate than the store channel.” We also note that you refer to “continued robust direct-to-consumer sales” and “strong direct-to-consumer sales growth” to explain increases in your comp sales in your first quarter earnings call. As a result, it appears that separate quantified information about these two sales channels would provide investors relevant information regarding underlying trends in your sales channels to understand and evaluate your operations consistent with SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K. To the extent material, please confirm you will quantify the impact that your direct-to-consumer sales channel and comparable store sales have on your comparable net sales in future filings to comply with Item 303 of Regulation S-K. Please provide your draft disclosures to be included in future filings in your response.

The Company, in its 10-K and 10-Q filings, seeks to provide useful information that is consistent with the Company’s view of its operating results. As required by Item 303(a)(3)(ii) of Regulation S-K, the Company discussed the “continued growth in its direct-to-consumer channel and positive comparable store net sales” as known sales trends on a qualitative basis and acknowledges that “quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.” For the reasons discussed below, the Company does not believe that quantified information about the impact that the direct-to-consumer sales channel and comparable store sales have on our comparable retail segment net sales would provide information that would allow investors to better understand our business.

The Company is focused on pleasing its customers by providing them with access to our entire inventory from any point of sale option within the Company. As a result of technological advances, customers may purchase via multiple methods resulting in multiple methods of engagement with the Company. Customers can currently purchase merchandise:

•	directly in a brick and mortar store,

•	through a sales associate in a store using a hand held device for product that is not contained in that store,

•	through their personal mobile devices,

•	through a traditional internet web site, or

•	by telephone through our call centers.

Purchases can be fulfilled by customer pick up in a store, shipment from a different store or shipment from a fulfillment center. In addition, customers are able to return merchandise to any of our stores or fulfillment centers regardless of the method or location of the original purchase. Communication with our customers is dynamic and rapidly changing. We believe that customers are adapting to technology advancements at a record pace and many are embracing the alternatives available to traditional brick and mortar shopping methods. In light of these changes, the quantification of the distinction between direct-to-consumer channel and store sales is becoming less meaningful. What remains constant is our measure of retail segment sales. In this respect, we believe it is important for investors to understand that growth has been realized as evidenced by our customers continued acceptance of our omni-channel approach rather than focus on any particular channel within the segment.

Marketing, order processing and fulfillment functions cannot be discretely divided between store and direct-to-consumer channels. For example, a customer might identify a product through social media, order it in person at a store and have it shipped from a fulfillment center. Such a transaction could be classified as a store sale, although it is impacted by the marketing and fulfillment resources that might typically be associated with a direct-to-consumer channel sale.

In communicating with investors, the Company seeks to provide information that is consistent with the way in which the Company views and operates its business. The Company believes that providing quantified information regarding direct-to-consumer channel and comparable store sales would promote a view of the Company’s retail segment that is inconsistent with its own view and that of its customers. Additionally, as a result of the continued integration between sales channels, the Company believes that providing a quantitative discussion regarding the impact of direct to consumer channel and store comparable sales on comparable retail segment sales would not be appropriate.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer